SKADDEN, ARPS, SLATE, MEAGHER & FLOM

世達國際律師事務所

PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN*

SHU DU*

ANDREW L. FOSTER*

CHI T. STEVE KWOK*

EDWARD H.P. LAM◆*

HAIPING LI*

RORY MCALPINE◆

JONATHAN B. STONE*

PALOMA P. WANG

YUTING WU*

◆(ALSO ADMITTED IN ENGLAND & WALES)

*(ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG ----------- TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com April 16, 2021

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Mr. Eric Envall

Ms. Susan Block

Mr. Mark Brunhofer

Ms. Michelle Miller

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Waterdrop Inc. (CIK No. 0001823986)

Registration Statement on Form F-1

Dear Mr. Envall, Ms. Block, Mr. Brunhofer and Ms. Miller:

On behalf of our client, Waterdrop Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the comments contained in the letter from the staff of the Commission (the “Staff”) dated April 14, 2021. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. The Company has included page references in the Registration Statement where the language addressing the comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Securities and Exchange Commission

April 16, 2021

In accordance with the Jumpstart Our Business Startups Act, as amended, the Company is, concurrently with the Registration Statement, filing the draft registration statement and all amendments thereto that were previously submitted for the non-public review of the Staff. The Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size, and to launch the road show no earlier than 15 days after the date hereof. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

Comments in Letter Dated April 14, 2021

Corporate History and Structure, page 10

1.

Please revise this chart describing your corporate structure to indicate the percentage of voting power held by Class A and Class B shareholders. Also include footnotes that indicate the percentages of voting power that your insiders hold.

Please refer to revised disclosure on pages 10 and 85 of the Registration Statement.

Notes to Consolidated Financial Statements

Note 17: Share-Based Compensation, page F-44

2.

On page F-48 you disclose a transaction in June 2020 whereby you recorded RMB55.8 million in compensation associated with purchase of ordinary shares by your Founder from a member of your executive management. You disclose that the charge was based on the excess of the $0.12 per share purchase price over the fair value of your ordinary shares at that time. Please tell us why there was an excess of purchase price over fair value for a $0.12 purchase price when you disclose on page 110 that your ordinary shares had a fair value of $0.20 per share on March 16, 2020 and $0.30 per share on June 28, 2020.

The Company respectively advises the Staff that it has clarified its disclosure on page F-48 of its consolidated financial statements. Specifically, the excess is calculated based on the fair value of the common share over the purchase price of $0.12 per share as opposed to the purchase price over fair value.

Securities and Exchange Commission

April 16, 2021

Note 22: Subsequent Event, page F-54

3.	We note that you ceased operation of the Waterdrop Mutual Aid business in March of 2021. Please address the following:

•

Prior to requesting effectiveness of your registration statement, please quantify here or in Management’s Discussion and Analysis your estimate of your offer to cover medical expenses to be incurred plus the cost of one-year of health insurance coverage for participants in your prior Mutual Aid platform and how much of this amount will be recorded as a reduction of revenue.

The Company undertakes that it will make the referenced disclosure in Management’s Discussion and Analysis of a future filing, before it requests the effectiveness of the Registration Statements.

•	Disclose the number of active participants at cessation of the Mutual Aid platform and how many of these participants were collecting benefits.

Please refer to revised disclosure on page 97 of the Registration Statement.

•

Clarify what you mean by the “transition period.” Explain when your offer of a one-year complementary health insurance policy begins, for example after the transition period or concurrent. Also, explain when such policies will become effective.

Please refer to revised disclosure on pages 9, 26, 84 and 97 of the Registration Statement.

•	For participants who will not qualify for a one-year complementary health insurance policy due to pre-existing conditions, if applicable, clarify your obligation under your offer.

The Company respectfully submits to the Staff that all active participants as of March 31, 2021 of the Mutual Aid program (any participant of the Mutual Aid program who has not reported a diagnosed medical condition covered by the ceased mutual aid plan) qualify for the one-year complementary health insurance policy. The Company further clarifies that for any participants that have any medical conditions diagnosed by March 31, 2021 that would have been covered by the ceased mutual aid plan, the Company will voluntarily cover their medical expenses, subject to certain procedural requirements and eligibility criteria.

* * *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Elsie Zhou, partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by phone at +86 10 8520-7142 or via email at ezhou@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures.

cc:	Peng Shen, Chairman of the Board of Directors and Chief Executive Officer, Waterdrop Inc.

Guang Yang, Director and General Manager of Insurance Division, Waterdrop Inc.

Kangping Shi, Chief Financial Officer, Waterdrop Inc.

Yuting Wu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Elsie Zhou, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

Li He, Esq., Partner, Davis Polk & Wardwell LLP